Exhibit 99.2

Suite 920-475 West Georgia Street Vancouver, BC V6B 4M9	Tel: 1-604-689-0234 Fax: 1-604-688-0094
FOR IMMEDIATE RELEASE
PERU COPPER REPORTS FIRST QUARTER FINANCIAL RESULTS
Vancouver, British Columbia, Canada, May 12, 2006 - Peru Copper Inc. (TSX:PCR / AMEX:CUP / BVL: CUP) (“Peru Copper” or the “Company”) today filed its financial results for the three months ended March 31, 2006.
Peru Copper is involved in the acquisition and exploration of potentially mineable deposits of copper in Peru. On June 11, 2003, Peru Copper entered into the Toromocho Option Agreement (“Toromocho Option”) with Empresa Minera del Centro del Peru S.A. (“Centromin”), a Peruvian state-owned mining company, whereby Centromin granted the Company the option to acquire its interest in the mining concessions and related assets of the Toromocho Project.
Financial Results
The Company prepares its financial statements in accordance with accounting policies and practices generally accepted in Canada (“Canadian GAAP”) and in U.S. dollars. For the first quarter of 2006, the Company recorded a loss of $1.0 million as compared to a loss of $0.7 million for the same period in 2005. Peru Copper’s administration expenses increased to $1.3 million for the first quarter of 2006, up from $1.0 million for the same period in the 2005 year, primarily as a result of increased stock-based compensation and increased accounting and legal costs. Peru Copper expenses all costs not directly related to its exploration and drilling efforts at the Toromocho Project. The Company capitalizes all stock-based compensation of the vesting of options to employees and consultants that work directly on the Toromocho Project. All other stock-based compensation is expensed. In the current period, stock-based compensation of $0.5 million was expensed in respect to the vesting of options to directors, officers, employees and consultants, compared to $0.4 million in 2005. Professional fees increased to $0.4 million in the current quarter, up from $0.2 million in 2005 primarily due to the costs associated with meeting filing obligations in Canada as well as the United States, including F-1 amendments and internal control documentation in preparation of SOX 404 compliance.
Additionally, the total administrative expenses were offset by $0.3 million of interest earned on cash balances. The Company maintains its cash and short-term, low risk investments in institutions with high credit worthiness.
All of the Company’s $3.1 million of exploration expenses during the first quarter of 2006 have been capitalized under Canadian GAAP as exploration properties and all administration expenses of the Company have been expensed. Included in the $3.1 million are: $0.4 million for drilling; salaries and consulting of $1.0 million; supplies and general of $0.8 million; value added tax of $0.3 million; assays and sampling of $0.1 million; stock-based compensation of $0.1 million; acquisition and lease of $0.3 million and other costs of $0.2 million. The Company has 57 employees and several consultants working on the Toromocho Project.
Cash flows from operating activities in the period ended March 31, 2006 was $1.6 million as compared to cash flow used in operating activities of $0.5 million for the period ended March 31, 2005. The increase in cash from operating activities relates to the accruals of $1.8 million related to the acquisition of loans of Sociedad Minera Austria Duvaz S.A.C. (“Austria Duvaz”).
Cash used in investing activities in the period ended March 31, 2006 was $5.4 million as compared to $3.1 million in the period ended March 31, 2005. The cash used for the current quarter was substantially all for capitalized expenditures on the Toromocho Project. In addition to cash invested in the Toromocho Project, the Company invested $0.5 million for a deposit on an option agreement and an additional $1.8 million for the acquisition of loans.
Cash from financing activities in the period ended March 31, 2006 was comprised of $40.4 million from the exercise of 20,268,100 warrants, broker warrants and agent options
Exploration and Development Program
On January 4, 2006, the Company announced that effective January 16, 2006, its shares will be traded on the venture capital segment of the Lima Stock Exchange (Bolsa de Valores de Lima).
On February 9, 2006, the Company announced the completion of its pre-feasibility study on the Toromocho Project. At an estimated average annual production rate of 272,788 tonnes of copper and 5,387 tonnes of molybdenum, the pre-feasibility study estimates a Net Present Value (NPV) of US$814 million from commencement of construction and an after-tax Internal Rate of Return (IRR) of 16.0%. Base assumptions include a copper price of $1.10/lb.; a molybdenum price of $10.00/lb.; a silver price of $6.50/oz.; a discount rate of 8%; capital costs of $1.524 billion; and a daily production rate of 150,000 tonnes per day of mill ore to the primary crushers.
On March 17, 2006, the Company signed an option agreement, which will give it an option to acquire the Morococha mining concessions, surface areas and assets of Austria Duvaz, a privately held Peruvian mining company. PCI has paid $500,000 and may pay an additional $500,000 for a six-month option period during which a due diligence review will be made of the Austria Duvaz assets and liabilities. This second $500,000 is to be paid, provided that Austria Duvaz fulfills certain conditions during the due diligence review period. After the due diligence period, the Company will have the right, but not the obligation, to sign another option agreement to purchase all of the Austria Duvaz assets within a period of up to five years.

On March 27, 2006, the Company filed an updated Technical Report based on the results of the recent pre-feasibility study for the Company’s Toromocho Project. The technical report was prepared by Independent Mining Consultants Inc. (“IMC”) of Tucson, Arizona. Changes in the Technical Report result in an increase in the estimated Net Present Value (“NPV”) of the Company’s Toromocho Project from US$814 million to US$922 million and increase in the estimated Internal Rate of Return (“IRR”) from 16.0% to 16.7% (both on an after tax basis) when compared to the NPV and IRR reflected in the pre-feasibility study.
Based upon the updated Technical Report, the Toromocho Project now has 1.375 billion tonnes of proven and probable reserves at an average copper equivalent of 0.71% and an additional 601 million tonnes as measured and indicated resource at an average copper equivalent of 0.57%. The study also reported 151 million tonnes of inferred mineralized material at an average copper equivalent of 0.61%. Toromocho is now estimated to have 22 billion pounds of contained copper and 791 million pounds of molybdenum.
During the first quarter of 2006, the Company received cash proceeds of $40.4 million on the exercise of 20,113,100 common share purchase warrants and 155,000 share purchase options.
Peru Copper is committed to developing Toromocho on a fast track basis. However, the Company also recognizes that it may be of more value for a major company to develop, or assist in developing the Toromocho Project. Consequently, Peru Copper has retained UBS Investment Bank as its financial advisor to review strategic alternatives and has contacted a number of parties that have expressed an interest in exploring alternatives with the Company.
The pre-feasibility study identifies several “pre-investment” activities, which are required prior to proceeding to the construction phase of project implementation. A full feasibility study will commence to confirm and further refine key assumptions, conclusions, and recommendations from the pre-feasibility study including further metallurgical testing to confirm process parameters.
For further information please contact Patrick De Witt, Director of Investor Relations at (604) 689-0234 or patrick@perucopper.com.
Cautionary Note to U.S. Investors—The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this press release, such as “mineral deposit”, that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form F-1 Registration Statement, File No. 333-121527, which may be secured from us, or from the SEC’s website at http://www.sec.gov/edgar.shtml.

Forward-Looking Statements:
Statements in this release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors identified in the Peru Copper Inc. periodic filings with Canadian Securities Regulators. Such forward-looking information represents management’s best judgment based on information currently available. No forward-looking statement can be guaranteed and actual future results may vary materially. Peru Copper does not assume the obligation to update any forward-looking statement.
Safe Harbor Statement under the United States Private Securities Litigation Reform Act of 1995: Except for the statements of historical fact contained herein, the information presented constitutes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including but not limited to those with respect to the price of copper, the timing of completion of exploration activities and the determination and amount of estimated mineral resources involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Peru Copper Inc. to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to the exploration and potential development of the properties owned by the company, risks related to international operations, the actual results of current exploration activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, future prices of copper, silver, molybdenum and gold, as well as those factors discussed in the section entitled “Risk Factors” in the Form F-1 as on file with the Securities and Exchange Commission in Washington, D.C. Although Peru Copper Inc. has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.